UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                       WORLD WRESTLING ENTERTAINMENT, INC.
        -----------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.01 par value
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    98156Q108
                              --------------------
                                 (CUSIP Number)

                                  June 29, 2007
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /   /   Rule 13d-1(b)
         /   /   Rule 13d-1(c)
         / X /   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108


1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Vincent K. McMahon
        ------------------------------------------------------------

2.      Check the Appropriate Box if a Member of a Group

        (a)
             ------
        (b)
             ------

3.      SEC Use Only
                     ---------------------------------------------

4.      Citizenship or Place of Organization            United States
                                                        ---------------

Number of         5.  Sole Voting Power                 43,421,427
Shares                                                  ---------------
Beneficially      6.  Shared Voting Power               0
Owned by                                                ---------------
Each Reporting    7.  Sole Dispositive Power            43,421,427
Person                                                  ---------------
With:             8.  Shared Dispositive Power          0
                                                        ---------------

9.      Aggregate Amount Beneficially Owned by Each
        Reporting Person                                43,421,427
                                                        ---------------

10.     Check if the Aggregate Amount in Row (9) Excludes
        Certain Shares                                         --------

11.     Percent of Class Represented by Amount in Row (9)

                                                                 64.95%
                                                               --------

12.     Type of Reporting Person                                IN
                                                               --------



                                Page 2 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108

                                Explanatory Note

This Statement on Schedule 13G relates to the 43,421,427 shares of the Class B Common Stock, $.01 par value per share ("Class B Common Stock"), of World Wrestling Entertainment, Inc. (the "Company") beneficially owned by Vincent K. McMahon. Mr. McMahon beneficially owns 91.0% of the issued and outstanding shares of Class B Common Stock and approximately 86.7% of the Company's total voting power. Class B Common Stock is fully convertible into the Company's Class A Common Stock, par value $.01 per share ("Class A Common Stock"), on a one-for-one basis, at any time at the option of the holder. Assuming the conversion of the shares of Class B Common Stock beneficially owned by Mr. McMahon as of the date hereof, Mr. McMahon would beneficially own approximately 64.95% of the issued and outstanding shares of the Company's Class A Common Stock, based on the number of shares of Class A Common Stock outstanding as of April 30, 2007. The numbers of shares reported herein as beneficially owned by Mr. McMahon exclude 566,670 shares of Class B Common Stock and 100 shares of Class A Common Stock owned by Linda E. McMahon.


Item 1.

        (a)     Name of Issuer

                World Wrestling Entertainment, Inc.
                -------------------------------------------------------

        (b)     Address of Issuer's Principal Executive Offices

                1241 East Main Street
                Stamford, Connecticut 06902
                -------------------------------------------------------
Item 2.

        (a)     Name of Persons Filing

                Vincent K. McMahon
                -------------------------------------------------------

        (b)     Address of Principal Business Office or, if none, Residence

                C/o World Wrestling Entertainment, Inc.
                1241 East Main Street
                Stamford, Connecticut 06902
                -------------------------------------------------------

        (c)     Citizenship

                United States of America
                -------------------------------------------------------


                                Page 3 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108


        (d)     Title of Class of Securities

                Class A Common Stock, $0.01 par value
                -------------------------------------------------------

        (e)     CUSIP Number

                98156Q108
                -------------------------------------------------------

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a)    /  /  Broker or dealer registered under section 15 of the Act;

    (b)    /  /  Bank as defined in section 3(a)(6) of the Act;

    (c)    /  /  Insurance company as defined in section 3(a)(19) of the Act;

    (d)    /  /  Investment company registered under section 8 of the Investment
                 Company Act of 1940;

    (e)    /  /  An investment adviser in accordance with
                 ss.240.13d-1(b)(l)(ii)(E);

    (f)    /  /  An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

    (g)    /  /  A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

    (h)    /  /  A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act;

    (i)    /  /  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

    (j)    /  /  Group, in accordance with ss.240.13d-1(b)(l)(ii)(J)

Item 4.    Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned:                          43,421,427
                                                                --------------

        (b)     Percent of class:                                       64.95%
                                                                --------------

                               Page 4 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108


        (c)     Number of shares as to which such person has:

                (i)    Sole power to vote or to direct the vote     43,421,427
                                                                  ------------

                (ii)   Shared power to vote or to direct the vote          -0-
                                                                  ------------

                (iii)  Sole power to dispose or to direct the
                       disposition of                               43,421,427
                                                                  ------------

                (iv)   Shared power to dispose or to direct the
                       disposition of                                      -0-
                                                                  ------------

Item 5.    Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

           Not applicable.

Item 8.    Identification and Classification of Members of the Group

           Not applicable.

Item 9.    Notice of Dissolution of Group

           Not applicable.


                               Page 5 of 6 Pages

                                 SCHEDULE 13G/A
                               CUSIP NO. 98156Q108


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 July 6, 2007
                                                 --------------------------
                                                 Date


                                                 /s/ Vincent K. McMahon
                                                 --------------------------
                                                 Vincent K. McMahon
                                                 Chairman













                               Page 6 of 6 Pages